                     SUTHERLAND ASBILL & BRENNAN LETTERHEAD

DAVID S. GOLDSTEIN
DIRECT LINE: 202.383.0606
E-mail: david.goldstein@sablaw.com


                                 April 27, 2006



VIA U.S. MAIL

Sally Samuel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0504
Securities and Exchange Commission

       Re:      MLIG Variable Insurance Trust; File Nos. 333-83074 and 811-21038

Dear Ms. Samuel:

         On March 29, 2006 you provided comments by telephone to Cynthia A. Reid on post-effective amendment number six to the above-cited registration statement for MLIG Variable Insurance Trust (the "Trust"). In a telephone call on April 4, 2006, we discussed several of the comments. On behalf of the Trust, set forth below are the Trust's responses to your comments.

PROSPECTUS COMMENTS

         COMMENT:

           1. On page three, please move the sections "Value Investing" and "Growth Investing" to the definition section on page 2 and delete the heading "Adviser Management Styles."


         RESPONSE:


         The prospectus has been revised accordingly.


         COMMENT:

           2. On the Performance Information page for each Portfolio, please delete the following sentence: "The year-to-date return as of March 31, 2006 was __%"

Sally Samuel
April 27, 2006
Page 2




         RESPONSE:


         The prospectus has been revised accordingly.


         COMMENT:

           3. On the Performance Information page for each Portfolio, please change the reference to the Portfolio's "fiscal year" to a reference to its "calendar year."


         RESPONSE:

         The prospectus has been revised accordingly.


         COMMENT:

           4. Please add a sentence to indicate that a discussion regarding the basis for the Board of Trustees' approval of the Portfolio's investment advisory and subadvisory agreements is available in the Funds' semi-annual report to shareholders for the period ended June 30th.


         RESPONSE:

         The prospectus has been revised accordingly.


         COMMENT:

           5. On page 34 in the paragraph headed, "Contract Owner Voting Rights," please add disclosure stating that, as a result of proportional voting by insurance companies, the result of a vote can be determined by a small number of contract owners.


         RESPONSE:

         The prospectus has been revised accordingly.

SAI COMMENTS


         COMMENT:

           6. On page 70, please name each entity (or provide a cross reference to where the entity is named elsewhere in the registration statement) that may receive confidential information regarding the Trust's portfolio holdings.

Sally Samuel
April 27, 2006
Page 3



         RESPONSE:

         A cross-reference or name has been provided for each entity.


         COMMENT:

           7. On page 82, please indicate that each Portfolio currently has only one class of shares.


         RESPONSE:

         The SAI has been revised accordingly.

PART C COMMENT


         COMMENT:

           8. Please either include the powers of attorney in the exhibit section, or incorporate them by reference.


         RESPONSE:

         The powers of attorney will be incorporated by reference.

THE TRUST'S REPRESENTATIONS

As you requested, on behalf of the Trust, we make the following representations:

         The disclosure in the Registration Statement is the responsibility of the Trust. The Trust acknowledges that any action of the Securities and Exchange Commission (the "Commission"), or its staff acting pursuant to delegated authority, in declaring the Registration Statement effective, or accelerating the effective date thereof, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures therein. The Trust also represents to the Commission that should the Commission or its staff declare the Registration Statement effective or accelerate the effective date thereof, the Trust will not assert this action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Sally Samuel
April 27, 2006
Page 4


         We hope that you find these responses satisfactory. Please do not hesitate to call the undersigned at the above number if you have any comments or questions regarding the above responses.

                                         Sincerely,


                                         /s/ David S. Goldstein
                                         ---------------------------------------
                                         David S. Goldstein



cc:      Barry Skolnik, Esq./MLIG
         Kirsty Lieberman, Esq./MLIG
         Gregory Pickard, Esq./JPMorgan
         Cynthia Reid, Esq./ SAB